

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 15, 2017

Via E-mail
Wanjun Xie, Chief Executive Officer
Achison Inc.
3906 Main Street
Suite 207
Flushing, NY 11354

> **Re: Achison, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed April 21, 2017**
> **File No. 333-211051**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2017 letter.

General

1.   We note your response to our prior comment 1 and continue to note your disclosure that "Lansdale Inc. will intend to hold sufficient shares to become the parent of the Corporation." (emphasis added) Please revise your disclosure to clarify whether you have entered into an oral or written agreement or understanding to sell securities to Lansdale in this public offering. If so, please tell us how this complies with Section 5 of the Securities Act. Alternatively, please revise your disclosure to so clarify.

Exhibit 23

2.   Please refer to prior comment 5 and revise to include an updated consent for the audit report issued on the financial statements at and for the period ended March 31, 2015. Be advised that the consents for both audit reports included in the registration statement are required to be current at the time effectiveness is requested.

        You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3673 with any other questions.

                                                Sincerely,

                                                /s/ Folake Ayoola

                                                Folake Ayoola
                                                Senior Counsel
                                                Office of Real Estate and
                                                Commodities